RICHEMONT

Via airmail

03045384

Security and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
United States of America

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

SUPPL

Geneva, 18 December 2003

Re: Compagnie Financière Richemont SA/Richemont S.A. (File No. 82 – 4102) – Rule 12g3 – 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont SA's (the Company's) exemption pursuant to Rule 12g3 – 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the Interim Report 2003. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 207 519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms Katrina D. Buerkle, of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, NW., Washington D.C. 20005.

Very truly yours,

pp Alan Grieve

Enclosures

cc: Mr Richard L Muglia
Ms Karen Shell

dw 1/6

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 29 2003
WASH. D.C. 155

COMPAGNIE FINANCIÈRE RICHEMONT SA
8 BOULEVARD JAMES-FAZY CH-1201 GENEVA SWITZERLAND
TELEPHONE +41 (0)22 715 35 00 TELEFAX +41 (0)22 715 3550 www.richemont.com

NTERIM REPORT 2003

Contents

Cautionary statement regarding forward-looking statements

This document contains certain forward-looking statements. Various factors may cause actual results to differ materially in the future from those which may be communicated in forward-looking statements contained within this report. Readers are cautioned not to place undue reliance on these forward-looking statements. The Group undertakes no obligation to publicly revise or update any forward-looking statements, whether as a result of future events, new information or otherwise.

RICHEMONT

Richemont, the Swiss luxury goods group, announces its unaudited results for the six-month period ended 30 September 2003.

	September 2003	September 2002	
Sales	€ 1 526 m	€ 1 784 m	– 14 %
Operating profit	€ 81 m	€ 185 m	– 56 %
Net profit			
– parent and subsidiaries	€ 68 m	€ 134 m	– 49 %
– share of associated company	€ 221 m	€ 270 m	– 18 %
– the Group	€ 289 m	€ 404 m	– 28 %
Earnings per unit – fully diluted basis	€ 0.514	€ 0.716	– 28 %

In accordance with the style of presentation used in previous years and for ease of comparability, these results are presented on an adjusted basis, excluding the effects of goodwill amortisation in both periods and exceptional items from the current period in respect of the Group's investment in its associated company, British American Tobacco plc.

- Sales in constant currency terms showed a decline of 6 per cent for the six-month period under review. Reflecting the strength of the euro, in particular against the dollar and the yen, sales at actual rates of exchange were 14 per cent lower than the comparative period.
- In the last four months of the period, sales in constant currency terms grew by some 1 per cent, reversing the extremely adverse effects seen in the first two months of the period as a result of the SARS epidemic and the war in Iraq, when sales declined by 19 per cent.
- Notwithstanding a decline in operating costs of 12 per cent, operating profit declined by 56 per cent. Costs in the period included charges of € 11 million in respect of restructuring of the Group's Swiss manufacturing operations, as announced in June 2003.
- Cashflow from operations was maintained at € 96 million as a result of improved working capital management.
- The Group's equity accounted share of the results of its investment in British American Tobacco amounted to € 221 million, some € 49 million lower than the comparative period. This was in part due to the lower equity interest in British American Tobacco as a consequence of the issue of warrants over the Group's preference shareholding, combined with currency effects.

EXECUTIVE CHAIRMAN'S COMMENTARY

The six-month period ended 30 September 2003 has been one of the most difficult in Richemont's history. This is borne out by the marked decline in sales for the period, which were some 14 per cent below the prior year's level. That decline in sales has had an obvious knock-on effect in terms of profitability, with operating profit for the period declining by 56 per cent. Richemont has expanded its cost base in recent years through the development of its in-house manufacturing capability, through store openings and the creation of the regional distribution and after-sales service infrastructure. When, as now, trading conditions are difficult, these investments result in a disproportionately adverse effect on operating profits. However, these initiatives do provide the Group with a competitive advantage, which I am confident will contribute to improved results in the years to come when we see a return to more normal trading conditions.

The Group's sales for April and May 2003 suffered from the consequences of the SARS epidemic, which were most severely felt in the Asia-Pacific region, as well as the war in Iraq which impacted on tourism generally. Sales in those two months were down by some 27 per cent overall, with the Asia-Pacific region showing a decline of 41 per cent. The improvement which began in June has, I am glad to say, been largely maintained, resulting in the sales for the six-month period being down by 'only' some 14 per cent. Disregarding the effect of the euro's strength, at constant exchange rates we have seen modest growth of 1 per cent in sales over the latter four months of the period under review. Security concerns and the after-effects of the SARS crisis, exacerbated by the strength of the euro, have contributed to the significant downturn in tourism in Europe, Richemont's principal market.

There are, however, a number of positives that we can take from the Group's experiences over the last six months. Although trading conditions have been difficult, our teams in each of the maisons have worked hard to respond to the challenges that they have had to face. New product launches are being accelerated, product palettes strengthened and, in some cases, broadened in terms of price points.

In June we announced the restructuring of certain watch manufacturing operations in Switzerland, a process which will be complete by the end of this year. In this respect, an € 11 million charge has been absorbed within operating expenses in the current period.

From a financial perspective, we have placed great emphasis on limiting the level of operating expenses and monitoring working capital. Notwithstanding the restructuring charge of € 11 million, operating expenses were some 12 per cent lower than in the comparable period last year. Whilst this reflects to some extent the beneficial impact of the strength of the euro, we have taken steps to eliminate unprofitable stores and overhead costs have been closely controlled. In terms of working capital, Group companies have managed to lower inventories from the level seen last year and, despite a seasonal increase in debtors, the Group's operations have generated a positive cash flow of some € 96 million, in line with the level seen in the comparable period last year. This has been achieved notwithstanding the fact that operating profit is less than half the prior year's figure.

At Dunhill and Lancel, the restructuring programmes announced earlier this year are well advanced. We are committed to re-establishing the Alfred Dunhill brand to its rightful position as a leading global supplier of leather, clothing and accessories for men. The change of emphasis to extend wholesale distribution, as opposed to focusing on Dunhill's own retail outlets, is moving ahead strongly with five distribution agreements signed in Europe and an agreement concluded with Saks, Fifth Avenue for distribution in its stores across the United States.

Lancel is now concentrating on its traditional French market with a strong focus on product creation and communication. This has involved a major process of product launches and new marketing campaigns and we look forward to seeing this maison return to profitability in due course.

OUTLOOK

We are seeing some positive signs in terms of the current trading environment. Sales in the month of October have continued to show modest growth of 1 per cent overall in constant currency terms, albeit with some wide variations from region to region. We have seen good double-digit growth in sales in local currency terms in the Asia-Pacific region, the Americas and the Middle East, although Japan and Europe remain difficult. At actual exchange rates, the overall growth of 1 per cent at constant rates in October translated into a decline of 7 per cent.

At this stage, I do not want to predict the likely performance of the Group for the remainder of the year. All that I can say is that, all other things being equal, it appears that the worst problems that the luxury goods world has faced in recent months and years may be behind us. If economic recovery continues and the world does not face any further crises, we may see the upturn in consumer confidence gaining further momentum. Within Richemont, we will continue to manage prudently and I am convinced that the strengths of our maisons, combined with good financial discipline, will ensure the prosperity of the Group in the years ahead.

Johann Rupert
Executive Chairman
Geneva, 13 November 2003

BUSINESS REVIEW

OVERVIEW

	Sept 2003 € m	Sept 2002 € m	
Sales	1 526	1 784	*– 14 %*
Cost of sales	(595)	(635)	
Gross margin	931	1 149	*– 19 %*
Net operating expenses	(850)	(964)	
Operating profit	81	185	*– 56 %*

The Group's sales for the six-month period as a whole declined by 14 per cent. Sales in the months of April and May were heavily influenced by the SARS crisis and the war in Iraq. These factors impacted broadly on consumer confidence and on travel-related business and resulted in a decline of 27 per cent in that period. In contrast to the severe downturn in sales experienced in April and May, sales in the remainder of the six-month period have shown an improvement, increasing by 1 per cent in constant currency terms. At actual rates, sales in that period were some 7 per cent below the comparative period.

The gross margin percentage declined from 64.4 per cent to 61.0 per cent as a result of the negative impact of currency movements and the cost implications of sub-optimal production levels.

In June 2003 the Group announced the restructuring of certain elements of its Swiss manufacturing operations and, as a result, € 11 million of restructuring charges were incurred in the period. These are included in net operating expenses for the period.

In line with management's commitment to control costs strictly, operating expenses declined by 12 per cent. Excluding the impact of the restructuring charges referred to above and the impact of foreign currency movements, underlying operating expenses declined by some 6 per cent.

ANALYSIS OF SALES AND PROFITABILITY BY BUSINESS AREA

Sales and the operating results of the Group's four main areas of activity were as follows:

	Sept 2003 € m	Sept 2002 € m	
Sales			
Jewellery maisons	827	986	- 16 %
Specialist watchmakers	366	404	- 9 %
Writing instrument manufacturers	159	179	- 11 %
Textile, leather and other businesses	174	215	- 19 %
	1 526	1 784	- 14 %
Operating result			
Jewellery maisons	155	241	- 36 %
Specialist watchmakers	39	58	- 33 %
Writing instrument manufacturers	13	24	- 46 %
Textile, leather and other businesses	(40)	(42)	- 5 %
	167	281	- 41 %
Unallocated costs	(86)	(96)	- 10 %
Operating profit	81	185	- 56 %

In the analysis above, those businesses which have a heritage as creators of high jewellery and jewellery watches – Cartier and Van Cleef & Arpels – are grouped together as jewellery maisons and all of their product ranges, including watches and writing instruments, have been reflected in the sales figures for the segment. The Group's specialist watchmakers, Jaeger-LeCoultre, Piaget, Baume & Mercier, IWC, Vacheron Constantin, A. Lange & Söhne and Officine Panerai, are also grouped together for the purposes of this analysis. Montblanc and Montegrappa are the Group's two writing instrument manufacturers, whilst the heading 'textile, leather and other businesses' includes not only Alfred Dunhill, Lancel, Chloé and Hackett, but also other business activities of the Group covering such areas as external watch component sales.

The Group's jewellery businesses faced a difficult period, particularly in their principal market in Europe. Given the emphasis on the retail business by Cartier and, in particular, Van Cleef & Arpels, operating profit was inevitably heavily impacted by the shortfall in sales.

Cartier remains the world's leading jewellery brand and is a powerful force in the global market for luxury watches. As Richemont's largest business, with a very significant retail presence, it is obviously most exposed to the downturn in demand that we have seen in recent years. Cartier's response has been to further regenerate its product portfolio and to implement a programme to ensure that new jewellery products and watch models are regularly introduced to the market.

In terms of jewellery, a number of new lines are being introduced including the *Secrets du Boudoir* high jewellery range, the *Délices de Goa* extension of the successful *Délices* line, the *Menottes* collection and the *Charms* range, the latter being priced to appeal to younger customers. In terms of watches, the female versions of the *Roadster* and *Tank Divan* are now in the stores as is the *Declaration* range for ladies. New leather and fragrance lines are also being unveiled in the run-up to the Christmas season. New store openings, for example in Madrid, Hong Kong and Berlin, have been opportunities to present these new product ranges.

The opening of the new flagship store on the Champs Elysées in Paris was a gala occasion, which featured the launch of the *Panthère* jewellery collection. In July, Cartier opened its second Tokyo boutique in the Ginza shopping area. As a destination store, it has already become one of Cartier's top boutiques.

Van Cleef & Arpels has continued to build its geographical presence and broaden its product ranges. A second boutique was opened in Tokyo during the period, bringing the total number of owned boutiques worldwide to 33. In terms of products, a new classical jewellery line, *Acanthe*, and the new *Majorelle* high jewellery line were launched during the period, as were new models in the *Alhambra* range. The *Frivole* line of more accessible bijoux pieces was also launched.

The Group's specialist watch manufacturers have faced challenging market conditions. However, in general, recent months have seen an improving trend. The overall figure masks continuing difficulties in some markets, however, most notably in Europe. This, of course, impacts principally on those brands which are less diversified geographically than others. The Salon International de la Haute Horlogerie in April served as a showcase for new product launches to trade buyers with new models such as the *Spitfire* collection from IWC and the *Master Compressor Geographic* from Jaeger-LeCoultre being well received. Officine Panerai also presented new models in the *Radiomir* and *Luminor* ranges at the SIHH and has more recently launched a *Radiomir Chrono* special limited edition of 230 pieces.

In terms of the Group's writing instrument manufacturers, Montblanc has also been active during the first half of the year, with the highly successful introduction of the new *Starwalker* range of writing instruments, in either resin or rubber and metal finishes. New models and special editions in the more established *Meisterstück* and *Bohème* ranges have also been introduced. Montblanc continues to build its reputation in terms of watches and leather goods. Its principal watch manufacturing facility at Le Locle in Switzerland was re-opened during the period, after the completion of work to extend the production capacity there. The new *Timewalker* watch range was introduced at the SIHH in April and will appear in retailers in November, whilst the *Summit* range continued to enjoy great success. In October, Montblanc opened its flagship North American boutique at 57th Street and Madison Avenue in New York. The boutique further evidences Montblanc's transition from a manufacturer of fine writing instruments to a more broadly-based luxury goods brand.

The decline in sales of the Group's textile, leather and other businesses reflects, in part, the decision taken to scale back the Alfred Dunhill and Lancel retail operations. Alfred Dunhill has focused on extending its offering of men's accessories and watches for wholesale distribution and has enjoyed good sales of its *Sidecar* range of leather goods, which was introduced during the period. New launches scheduled in the run-up to Christmas include extensions to the existing watch ranges, new writing instruments and lighters as well as new games, building on the success of the Dunhill luxury editions of Monopoly and backgammon.

Unallocated costs represent the costs of general management, marketing support and related central marketing initiatives as well as all central service costs, such as IT, legal, intellectual property and finance, and other central cost elements which cannot be allocated to individual business areas.

Details of sales by product line are given in note 2 to the financial statements.

SALES BY REGION

	Sept 2003 € m	Sept 2002 € m	Movement at: Constant exchange rates	Movement at: Actual exchange rates
Europe	671	779	– 12 %	– 14 %
Asia	557	667	– 3 %	– 16 %
Japan	281	326	– 2 %	– 14 %
Asia-Pacific	276	341	– 4 %	– 19 %
Americas	298	338	+ 5 %	– 12 %
	1 526	1 784	– 6 %	– 14 %

In comparison to the average exchange rates prevailing in the comparative period in 2002, the euro strengthened by 19 per cent and 14 per cent against the dollar and the yen, respectively. The table above illustrates the significant impact of the strength of the euro by contrasting the decrease in sales by region at actual exchange rates with the movement at constant exchange rates.

Sales in Europe declined by 14 per cent, reflecting the general economic malaise within this region exacerbated by reduced levels of tourism in key markets such as France, Italy and Switzerland. Sales on a constant currency basis declined by 12 per cent.

Sales in Japan showed some resilience, decreasing by only 2 per cent in constant currency terms. They were however 14 per cent lower on conversion into euros at actual rates. The Asia-Pacific region was most heavily impacted by the SARS crisis, showing a 29 per cent decline in sales at constant exchange rates in April and May. There was a very strong recovery in the latter months of the period, however, such that, for the six months as a whole, sales on a constant currency basis were only some 4 per cent lower than the previous year's levels. Sales in mainland China – a market that is growing in significance to the Group – increased substantially in constant currency terms during the period.

The Americas region continued to perform well with sales on a dollar basis increasing by 5 per cent for the period under review. In euro terms however, sales were 12 per cent below the comparative period.

SALES BY DISTRIBUTION CHANNEL

	Sept 2003 € m	Sept 2002 € m	
Retail	610	711	– 14 %
Wholesale	916	1 073	– 15 %
	1 526	1 784	– 14 %

As can be seen from the table above, the decline in sales is broad-based and has impacted fairly evenly on retail and wholesale sales.

The Group's retail network of owned and franchised points of sale decreased by 56 stores during the period, largely reflecting the previously announced closures of Alfred Dunhill stores in North America and a number of Lancel boutiques. Owned stores at 30 September 2003 totalled 538 with franchised points of sale showing a decrease of 56 stores to 307 outlets. In line with the continued development of their retail strategy, Montblanc opened six internal and two franchised boutiques during the period.

PROFIT AND LOSS ACCOUNT AND RESULTS OF ASSOCIATE

	Sept 2003 € m	Sept 2002 € m
Operating profit	81	185
Net investment income/(expense)	8	(16)
Profit before taxation	89	169
Taxation	(22)	(37)
Profit after taxation	67	132
Minority interests	1	2
Net profit of the parent and its subsidiaries	68	134
Share of results of associated undertaking	221	270
Net profit of the Group	289	404

The Group's share of the results of British American Tobacco decreased by 18 per cent for the six-month period ended 30 September 2003. The results for the period were influenced by the reclassification of British American Tobacco's preference shares following the issue of secured warrants over those shares in January 2003, which resulted in a change in the accounting treatment applied to the shares. Consequently, the results for the comparative period incorporate the Group's aggregate 21.0 per cent interest in both the ordinary and preference shares, whereas the current period reflects only the Group's 19.2 per cent interest in the ordinary share capital. The movement in the present value of the preference shares of € 19 million is accounted for as an element of net investment income. Further information in respect of the accounting treatment of the British American Tobacco preference shares is given in note 13 on page 59 of the Richemont Annual Report 2003.

During the six-month period to 30 September 2003, income from the Group's 19.2 per cent (2002: 21.0 per cent) holding in British American Tobacco amounted to € 221 million, some 18 per cent lower than the comparative period. In sterling terms, British American Tobacco's profit for the period was 1 per cent below the prior year. Taking into account the Group's reduced equity interest and the 11 per cent weakening of the pound against the euro, the Group's share of British American Tobacco's results was € 49 million below the prior year's level.

In terms of cash flow, Richemont received dividends totalling € 237 million from British American Tobacco during the six months under review.

British American Tobacco has a financial year ending on 31 December. The following commentary is therefore based on British American Tobacco's interim and third quarter financial reports.

Operating profit for the nine-month period to 30 September, excluding goodwill amortisation and exceptional items, grew by 3 per cent to £ 2 115 million, as volumes grew by 1 per cent to 584 billion cigarettes, with the four global drive brands, Kent, Dunhill, Lucky Strike and Pall Mall showing an overall growth of 13 per cent.

All British American Tobacco regions contributed to the growth in operating profit with the exception of the America-Pacific region. This region's profit of £ 728 million was down £ 30 million from last year as the impact of very difficult trading conditions continuing in the US cigarette business and exchange rate movements were only partly offset by strong profit increases from Canada, Japan and South Korea. In the US market, industry profitability was severely affected by continued competitive pricing and promotional activities, as well as industry volumes down 7 per cent due to state excise tax increases and lower wholesale inventory levels.

In Asia-Pacific, regional profit rose by £ 9 million to £ 358 million, with outstanding performances in

Australia, Malaysia, Vietnam and India, partially offset by reduced profit from Cambodia, Indonesia and duty free.

In Latin America, the profit of £ 335 million was £ 19 million higher with increased contributions from many markets in the region and a first-time contribution from the acquisition in Peru. The excellent regional results were achieved despite the difficult economic conditions in many of the countries and the impact of currency devaluations compared to last year.

Excluding restructuring costs in the UK, operating profit in Europe was up £ 29 million to £ 444 million, as lower marketing costs in the UK and significantly higher profits in Russia, Hungary and the Netherlands, as well as the strengthening of the euro, more than offset lower profit from France.

In the Africa and Middle East region, profit at £ 250 million was up by £ 43 million, despite the costs of continuing investments in building the business in Turkey, reflecting generally good performances and the impact of the strong South African rand.

British American Tobacco's adjusted diluted earnings per share grew 5 per cent in the nine months to September 2003 to 51.47p as higher operating profits and the benefits from the share buy-back programmes more than offset the increases in net interest paid and the minority interest charge.

During the period under review, British American Tobacco has announced proposals to restructure certain of its businesses. These included the consolidation of manufacturing operations in the UK and a major restructuring of the business in Canada. British American Tobacco's results for the nine-month period to 30 September 2003 included an exceptional charge of £ 302 million in respect of the costs associated with these restructuring activities. In addition, the company incurred a loss on disposal of a US subsidiary totalling £ 62 million.

British American Tobacco has also been active in terms of acquiring businesses, having purchased a controlling interest in Peru's leading tobacco company Tabacalera Nacional S.A.A., having made a successful bid (subject to European Commission approval) for the Italian state tobacco company Ente Tabacchi Italiani S.p.A. and having bought a 67.8 per cent holding in the Serbian tobacco company Duvanska Industrija Vranje.

In addition, in October 2003, British American Tobacco announced an agreement to combine its US subsidiary Brown & Williamson's domestic business with RJ Reynolds (RJR) to form Reynolds American, a new holding company to be 58 per cent owned by RJR shareholders and 42 per cent owned by British American Tobacco. British American Tobacco also announced that it would sell its US smoking tobacco and cigar business to Reynolds American for US$ 400 million in cash. Reynolds American will have a combined share of some one third of the US domestic market.

CASH FLOW

	Sept 2003 € m	Sept 2002 € m
Operating profit	81	185
Depreciation and other non-cash items	63	74
Earnings before interest, tax and depreciation	144	259
Increase in working capital	(48)	(160)
Cash generated from operations	96	99
Dividends received from associate	237	258
Returns on investments and servicing of finance	–	(16)
Taxation paid	(19)	(56)
Net acquisitions of fixed assets	(31)	(66)
Other acquisitions	(12)	(18)
Proceeds on disposal of other long-term assets	44	2
Net cash inflow before financing activities	315	203
Dividend paid to unitholders	(176)	(178)
Buy-back of Richemont units	–	(31)
Repayments of long-term borrowings	(100)	(164)
Other financing activities	(1)	18
Exchange rate effects	22	54
Increase/(decrease) in cash, cash equivalents and short-term borrowings	60	(98)
Cash and cash equivalents at the beginning of period	(744)	(723)
Cash and cash equivalents at the end of period	(684)	(821)
Long-term borrowings	(334)	(580)
Net borrowings	(1 018)	(1 401)

The net cash inflow from operations totalled € 96 million for the period, broadly in line with the prior period, the reduction in profitability being offset by a significantly lower increase in working capital. The increase in working capital, totalling € 48 million, was principally due to the seasonal increase in trade debtors, partially offset by a decrease in inventories.

Dividends received from British American Tobacco comprise the final dividend in respect of British American Tobacco's financial year ended 31 December 2002 and the interim dividend in respect of the Group's effective interest in BAT ordinary shares for the 2003 financial year. The BAT interim dividend in respect of the preference shares, amounting to € 14 million, is included within 'Returns on investments and servicing of finance', wholly offsetting the net interest expense for the period.

The dividend paid in the current period represents the dividend paid by Richemont SA on its participation certificates for the year ended 31 March 2003.

Acquisitions of fixed assets totalled € 60 million (2002: € 74 million). Disposals during the period resulted in a net figure of € 31 million (2002: € 66 million) for the six-month period. The proceeds on disposal of other long-term assets include € 37 million, representing the sale of the Group's remaining interest in Hanover Direct.

SUMMARISED BALANCE SHEET

	30 Sept 2003 € m	31 March 2003 € m
Long-term assets		
Fixed assets	764	801
Investment in associated undertaking – BAT	2 498	2 590
Other long-term assets	318	1 128
	3 580	4 519
Net current assets	2 396	1 851
Net operating assets	5 976	6 370
Net borrowings	(1 018)	(1 177)
Cash	164	150
Bank loans and overdrafts	(848)	(894)
Short-term portion of long-term loans and finance leases	(68)	(23)
Long-term borrowings	(266)	(410)
Other long-term liabilities	(148)	(195)
	4 810	4 998
Equity		
Unitholders' funds	4 807	4 992
Minority interests	3	6
	4 810	4 998

Following the change in accounting policy detailed in the March 2003 consolidated financial statements, the Group accounts for goodwill arising on the acquisition of subsidiary undertakings as a deduction from equity. Comparative figures within this report have been restated to accord with this new policy. Further details are presented in note 1 to the abridged financial statements which follow.

In January 2003, the Group issued call warrants over its remaining interest in British American Tobacco's preference shares. Accordingly, the Group ceased to equity account for its investment in the preference shares of British American Tobacco from that date and those shares were reclassified as a long-term asset. Due to the maturity of the warrants in June 2004 and the conversion or redemption of the preference shares at that time, the total carrying value of the preference shares amounting to € 801 million (31 March 2003: € 810 million), which was previously included in other long-term assets, has now been reclassified as an 'asset held for resale' within net current assets. The carrying value of the secured call warrants of € 22 million have therefore also been reclassified to current liabilities.

Johann Rupert
Executive Chairman
Compagnie Financière Richemont SA

Jan du Plessis
Group Finance Director
Geneva, 13 November 2003

ABRIDGED CONSOLIDATED FINANCIAL STATEMENTS AT 30 SEPTEMBER 2003

UNAUDITED

Comparative figures within these financial statements have been restated, where necessary, to reflect the change in accounting policy in respect of goodwill arising on the acquisition of subsidiary undertakings implemented for the first time in the Group's financial statements for the year ended 31 March 2003. Further details of the change in accounting policy are given in note 1 to these abridged financial statements.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE PERIOD ENDED 30 SEPTEMBER 2003

	Notes	Sept 2003 € m	Sept 2002 restated € m
Sales	2	1 526	1 784
Cost of sales		(595)	(635)
Gross profit		931	1 149
Net operating expenses	3	(850)	(964)
Operating profit		81	185
Net investment income/(expense)	4	8	(16)
Profit before taxation		89	169
Taxation		(22)	(37)
Profit after taxation		67	132
Minority interests		1	2
Share of results of associated undertaking	5	51	171
Net profit		119	305
Earnings per unit	6	€	€
Earnings per unit on a reported basis – basic		0.216	0.548
Earnings per unit on a reported basis – fully diluted		0.218	0.543

A summary of net profit, adjusted to exclude the effects of goodwill amortisation and exceptional items, is set out below:

	Note	Sept 2003 € m	Sept 2002 restated € m
Net profit		119	305
Goodwill amortisation in respect of associated undertaking		84	99
Exceptional items reported by associated undertaking		86	–
Net profit on an adjusted basis		289	404
Earnings per unit	6	€	€
Earnings per unit on an adjusted basis – basic		0.525	0.725
Earnings per unit on an adjusted basis – fully diluted		0.514	0.716

CONSOLIDATED BALANCE SHEET
AT 30 SEPTEMBER 2003

	Notes	30 Sept 2003 € m	31 March 2003 € m	30 Sept 2002 restated € m
Long-term assets				
Property, plant and equipment		704	735	804
Intangible assets		60	66	52
Deferred tax assets		137	137	80
Investment in associated undertaking	7	2 498	2 590	3 222
Other long-term assets	8	181	991	362
		3 580	4 519	4 520
Net current assets				
Inventories	9	1 508	1 604	1 752
Debtors	10	1 596	950	826
Cash		164	150	191
Current assets		3 268	2 704	2 769
Current liabilities	11	(1 437)	(1 421)	(1 922)
Current tax liabilities		(82)	(76)	(16)
Provisions		(105)	(123)	(46)
		1 644	1 084	785
		5 224	5 603	5 305
Equity				
Share capital		334	334	334
Participation reserve		645	645	645
Unitholders' capital		979	979	979
Retained earnings and other reserves		3 828	4 013	3 863
Unitholders' funds		4 807	4 992	4 842
Minority interests		3	6	45
		4 810	4 998	4 887
Long-term liabilities				
Borrowings		266	410	234
Secured call warrants		–	37	–
Provisions		55	53	68
Post-retirement and other benefit obligations		78	83	55
Deferred tax liabilities		15	22	61
		414	605	418
		5 224	5 603	5 305

CONSOLIDATED CASH FLOW STATEMENT
FOR THE PERIOD ENDED 30 SEPTEMBER 2003

	Note	Sept 2003 € m	Sept 2002 € m
Cash generated from operations	12	96	99
Interest income and similar items		16	6
Interest paid and similar items		(16)	(22)
Dividends from associated undertaking		237	258
Taxation paid		(19)	(56)
Net cash inflow from operating activities		314	285
Investing activities			
Acquisition of property, plant and equipment		(59)	(67)
Proceeds from disposal of property, plant and equipment		28	–
Acquisition of intangible assets		(1)	(7)
Proceeds from disposal of intangible assets		1	8
Acquisition of subsidiary undertakings and minority interests, net of cash acquired		(3)	(1)
Acquisition of other long-term assets		(9)	(17)
Proceeds from disposals of other long-term assets		44	2
Net cash generated/(absorbed) in investing activities		1	(82)
Net cash inflow before financing activities		315	203
Financing activities			
Repayments of long-term borrowings		(100)	(164)
Dividend paid on Richemont SA participation reserve		(176)	(178)
Buy-back of Richemont units		–	(31)
Other		(1)	18
Net cash used in financing activities		(277)	(355)
Net cash inflow/(outflow) after financing activities		38	(152)
Effects of exchange rate movements		22	54
Net increase/(decrease) in cash and cash equivalents		60	(98)
Cash and cash equivalents at beginning of period		(744)	(723)
Cash and cash equivalents at end of period		(684)	(821)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE PERIOD ENDED 30 SEPTEMBER 2003

	Share capital € m	Participation reserve € m	Reserve for unit buy-back € m	Translation and other reserves € m	Retained earnings € m	Unitholders' funds total € m	Minority interests € m	Total € m
Balance at 1 April 2003	334	645	(513)	(136)	4 662	4 992	6	4 998
Movements in the period to 30 September 2003								
Exchange adjustments	–	–	–	(130)	(6)	(136)	–	(136)
Cash flow hedges – fair value gains	–	–	–	10	–	10	–	10
Purchase of minority interests	–	–	–	–	–	–	(2)	(2)
Net profit	–	–	–	–	119	119	–	119
Dividend paid on Richemont SA participation reserve	–	–	–	–	(176)	(176)	–	(176)
Other	–	–	–	–	(2)	(2)	(1)	(3)
Balance at 30 September 2003	334	645	(513)	(256)	4 597	4 807	3	4 810

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT 30 SEPTEMBER 2003

Accounting policies and basis of preparation

The financial statements comprise the unaudited results for the six months ended 30 September 2003 and 30 September 2002 together with extracts from the audited financial statements at 31 March 2003. Certain comparative figures at 30 September 2002 have been restated to accord with the change in accounting policy set out in note 1 below.

The unaudited financial statements have been prepared in accordance with the Swiss Generally Accepted Accounting Principles as issued by the Foundation for Accounting and Reporting Recommendations in Switzerland using the accounting policies set out in the consolidated financial statements for the year ended 31 March 2003. These interim financial statements comply with ARR 12 – Presentation of Interim Statements. Where necessary, estimates have been used in the preparation of these financial statements. In particular, the rate used in the computation of the taxation charge for the period reflects the taxation rate for the full financial year as anticipated at the date of preparation of these financial statements.

The financial statements are presented in millions of euros, which represents the measurement currency of the Group.

Note 1 – Change in accounting policy

In the year ended 31 March 2003, the Group changed its accounting policy with respect to goodwill arising on the acquisition of subsidiary undertakings, which is now deducted immediately from unitholders' funds at the time of acquisition. This policy has been applied retrospectively and comparative figures restated accordingly.

The impact of this change in accounting policy on the profit and loss account, earnings per unit, retained earnings and other reserves and goodwill is shown below:

	30 Sept 2002 as previously reported € m	Impact of change in accounting policy € m	30 Sept 2002 as restated € m
Impact of restatement on prior year profit and loss account			
Operating profit	185	–	185
Goodwill amortisation	(96)	96	–
Profit before net investment expense and taxation	89	96	185
Net investment expense	(16)	–	(16)
Profit before taxation	73	96	169
Taxation	(37)	–	(37)
Profit after taxation	36	96	132
Minority interests	1	1	2
Share of results of associated undertaking	171	–	171
Net profit	208	97	305
Impact of restatement on earnings per unit	€	€	€
Earnings per unit on a reported basis – basic	0.373	0.175	0.548
Earnings per unit on a reported basis – fully diluted	0.374	0.169	0.543

Note 1 – Change in accounting policy (continued)

	30 Sept 2002 as previously reported € m	Impact of change in accounting policy € m	30 Sept 2002 as restated € m
Impact of restatement on retained earnings and other reserves			
Balance at 1 April 2002	7 004	(3 138)	3 866
Exchange and other adjustments	(84)	–	(84)
Profit for the period	208	97	305
Goodwill deducted from unitholders' funds	–	(10)	(10)
Dividend paid	(178)	–	(178)
Movement in hedging reserve	(5)	–	(5)
Movement in reserve for unit buy-back	(31)	–	(31)
Balance at 30 September 2002	6 914	(3 051)	3 863
Impact of restatement on minority interests			
Balance at 1 April 2002	82	(32)	50
Loss for the period	(1)	(1)	(2)
Acquisition of minority interests	(3)	–	(3)
Balance at 30 September 2002	78	(33)	45
Impact of restatement on goodwill			
Balance at 1 April 2002	3 170	(3 170)	–
Amortisation for the period	(96)	96	–
Other movements	10	(10)	–
Balance at 30 September 2002	3 084	(3 084)	–

In accordance with the disclosure requirements of Swiss GAAP ARR 9 – Intangible Assets, if the Group had not changed its accounting policy, the amounts presented in the consolidated financial statements relating to the capitalisation and amortisation of goodwill on acquisition of subsidiary undertakings would have been:

	€ m
Cost at 1 April 2003	3 682
Exchange adjustments	(3)
Additions	2
Cost at 30 September 2003	3 681
Accumulated amortisation at 1 April 2003	657
Exchange adjustments	(1)
Amortisation charge	98
Accumulated amortisation at 30 September 2003	754
Net book value at 31 March 2003	3 025
Net book value at 30 September 2003	2 927

Profit for the period would have been reduced by the amortisation charge shown above. Equity at 1 April 2003 and 30 September 2003 would have been increased by the net book value of goodwill at those dates as shown above.

Note 2 – Sales

Analysis by major product line

	30 Sept 2003 € m	30 Sept 2002 € m
Jewellery	334	397
Watches	733	847
Leather goods	98	125
Writing instruments	112	130
Textile and other	249	285
	1 526	1 784

The above table analyses sales by product line. Accordingly, the figure in respect of watch sales includes the figures reported not only by the Group's specialist watchmaking businesses but also the watch sales of the two jewellery maisons – Cartier and Van Cleef & Arpels – as well as Alfred Dunhill and Montblanc. Similarly, sales of writing instruments in the table above reflects sales of those product lines by Cartier and Alfred Dunhill as well as Montblanc and Montegrappa.

Analysis by geographical area

	30 Sept 2003 € m	30 Sept 2002 € m
Europe	671	779
Asia	557	667
Japan	281	326
Asia-Pacific	276	341
Americas	298	338
	1 526	1 784

Note 3 – Net operating expenses

The analysis of net operating expenses is as follows:

	30 Sept 2003 € m	30 Sept 2002 € m
Selling and distribution costs	404	438
Communication costs	166	198
Administration expenses	280	328
	850	964

Note 4 – Net investment income/(expense)

	30 Sept 2003 € m	30 Sept 2002 € m
Interest income and similar items	6	6
Interest expense and similar items	(15)	(22)
Fair value gains on financial instruments	17	–
	8	(16)

Note 5 – Share of results of associated undertaking

The Group's share of the results of British American Tobacco is set out below:

	30 Sept 2003 € m	30 Sept 2002 € m
Operating profit	411	475
Goodwill amortisation	(84)	(99)
Exceptional items	(86)	–
Net interest expense	(34)	(27)
Profit before taxation	207	349
Taxation	(134)	(153)
Profit after taxation	73	196
Minority interests	(22)	(25)
Share of associate's results	51	171

Analysed as follows:	30 Sept 2003 € m	30 Sept 2002 € m
Share of profit on an adjusted basis	221	270
Goodwill amortisation	(84)	(99)
Amortisation charge in respect of associated undertaking	(62)	(75)
Amortisation charge reflected in Group's share of the results of BAT	(22)	(24)
Exceptional items	(86)	–
Share of profit on a reported basis	51	171

Richemont accounts for its effective interest in British American Tobacco under the equity method. With effect from January 2003, as a result of the reclassification of the preference shares, Richemont ceased to equity account for its interest in those preference shares. Accordingly, the Group has equity accounted only its 19.2 per cent effective interest in the ordinary share capital of British American Tobacco during the six-month period ended 30 September 2003.

Note 6 – Earnings per unit

a) On a reported basis

Basic earnings per unit is calculated by reference to the weighted average number of units outstanding during the period of 550.7 million units (2002: 556.9 million units), together with the net profit of the Group on a reported basis of € 119 million for the period (2002: € 305 million). The number of units outstanding takes into account the effects of the Group's unit buy-back programme.

Fully diluted earnings per unit is calculated by reference to the 574.2 million units outstanding (2002: 574.2 million units) and net profit on a reported basis for the period of € 125 million (2002: € 312 million) which reflects the notional additional interest of € 6 million (2002: € 7 million) which would have accrued to the Group had the full number of units been outstanding during the period.

Note 6 – Earnings per unit (continued)

b) On an adjusted basis
Basic earnings per unit is calculated by reference to the weighted average number of units outstanding during the period of 550.7 million units (2002: 556.9 million units), together with the net profit of the Group on an adjusted basis of € 289 million for the period (2002: € 404 million). The number of units outstanding takes into account the effects of the Group's unit buy-back programme.

Fully diluted earnings per unit is calculated by reference to the 574.2 million units outstanding (2002: 574.2 million units) and net profit on an adjusted basis for the period of € 295 million (2002: € 411 million) which reflects the notional additional interest of € 6 million (2002: € 7 million) which would have accrued to the Group had the full number of units been outstanding during the period.

Note 7 – Investment in associated undertaking

The Group's 19.2 per cent (2002: 21.0 per cent) effective interest in the ordinary shares of British American Tobacco is analysed as follows:

	30 Sept 2003 € m	31 March 2003 € m	30 Sept 2002 € m
Carrying value at beginning of period	2 590	3 198	3 198
Exchange adjustments	(9)	(128)	(67)
Reclassification of preference shares	–	(515)	–
Net increase in post-acquisition retained earnings and other reserves	1	221	190
Amortisation of goodwill	(84)	(186)	(99)
Carrying value at end of period	2 498	2 590	3 222

	30 Sept 2003 € m	31 March 2003 € m	30 Sept 2002 € m
British American Tobacco			
– Share of net tangible liabilities	(170)	(87)	(59)
– Share of goodwill per BAT balance sheet	721	668	795
	551	581	736
Richemont			
– Goodwill arising on the Group's investment in BAT, net of amortisation	1 947	2 009	2 486
Carrying value at end of period	2 498	2 590	3 222

Note 8 – Other long-term assets

	30 Sept 2003 € m	31 March 2003 € m	30 Sept 2002 € m
Originated investments			
– BAT preference shares			
– Carrying value	–	743	–
– Conversion rights	–	37	–
– Right to receive future dividends	–	30	–
– Hanover Direct preference shares	–	–	64
Available-for-sale investments			
– Shares in unlisted undertakings	41	41	60
Other			
– Unit purchase scheme receivables	–	–	92
– Collections	73	71	69
– Other	67	69	77
	181	991	362

Note 9 – Inventories

	30 Sept 2003 € m	31 March 2003 € m	30 Sept 2002 € m
Raw materials and consumables	42	42	111
Work in progress	371	415	418
Finished goods and goods for resale	1 095	1 147	1 223
	1 508	1 604	1 752

Note 10 – Debtors

	30 Sept 2003 € m	31 March 2003 € m	30 Sept 2002 € m
Trade debtors	457	404	488
Other debtors	214	175	218
BAT preference shares			
– Carrying value	750	–	–
– Conversion rights	22	–	–
– Right to receive future dividend	29	13	–
BAT ordinary shares			
– Dividends receivable	–	171	–
Assets held for resale			
– Hanover Direct preference shares	–	37	–
– Other	16	33	–
Prepayments and accrued income	108	117	120
	1 596	950	826

Note 11 – Current liabilities

	30 Sept 2003 € m	31 March 2003 € m	30 Sept 2002 € m
Bank loans and overdrafts	848	894	1 012
Short-term portion of long-term loans and finance leases	68	23	346
Trade creditors	117	148	139
Duty and excise taxes	–	3	1
Secured call warrants	22	–	–
Other creditors	190	182	202
Accruals and deferred income	192	171	222
	1 437	1 421	1 922

In January 2003 the Group, through R&R Holdings, sold secured call warrants in respect of preference shares convertible into ordinary shares of British American Tobacco. These are exercisable at the option of the warrant holder on 28 May 2004 at £6.75 per warrant. The carrying value of these warrants has been determined by reference to the market price on the Luxembourg Stock Exchange as at 30 September 2003.

Note 12 – Cash generated from operations

	30 Sept 2003 € m	30 Sept 2002 € m
Operating profit	81	185
Depreciation of property, plant and equipment	65	65
Amortisation of intangible assets	6	4
Other non-cash items	(8)	5
Decrease/(increase) in inventories	48	(68)
Increase in debtors	(87)	(56)
Decrease in current liabilities	(9)	(36)
	96	99

The cash generated from operating activities is stated before taxation, returns on investments and servicing of finance. The figure reflects underlying cash flows incurred in respect of each caption and specifically excludes foreign exchange effects, movements in non-operating assets and liabilities and changes in working capital as a result of acquisitions.

Note 13 – Exchange rates

The results of the Group's subsidiaries and its associate which do not report in euros have been translated at the following average rates of exchange against the euro. The balance sheet of those subsidiaries and the associate have been translated into euros at the closing rates set out below.

Average exchange rates against the euro

	6 months to 30 Sept 2003	6 months to 30 Sept 2002
United States dollar	1.13	0.95
Japanese yen	133.43	116.98
Swiss franc	1.53	1.46
Pound sterling	0.70	0.63

Closing exchange rates against the euro

	30 Sept 2003	30 Sept 2002
United States dollar	1.16	0.99
Japanese yen	129.93	120.18
Swiss franc	1.54	1.46
Pound sterling	0.70	0.63

STATUTORY INFORMATION

Shares of Compagnie Financière Richemont SA are indivisibly twinned with participation certificates issued by its wholly-owned subsidiary Richemont SA to form Richemont units. Richemont units are listed on the Swiss Stock Exchange and traded on the virt-x market (Reuters 'CFR.VX'/Bloombergs 'CFR VX') and are included in the Swiss Market Index ('SMI') of leading stocks. Depository receipts in respect of Richemont units are traded on the JSE Securities Exchange South Africa (Reuters 'RCHJ.J'/Bloombergs 'RCH SJ'). American Depository Receipts are traded over the counter in New York.

COMPAGNIE FINANCIÈRE RICHEMONT SA

Registered office:

8 Boulevard James-Fazy
1201 Geneva
Switzerland
Tel: (+41) (0) 22 715 3500
Fax: (+41) (0) 22 715 3550

RICHEMONT SA

Registered office:

35 Boulevard Prince Henri
L-1724 Luxembourg
Tel: (+352) 22 42 10
Fax: (+352) 22 42 19

Internet:

www.richemont.com
investor_relations@richemont.com
secretariat@richemont.com

SBN 3-9522050-7-9